FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated September 14, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2012 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	(X) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9,721,600	1.11	1.11

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

Liquidez	Sell	08/21/2012	1	32,18	32,18
Share

Common

Liquidez	Sell	08/21/2012	1	32,18	32,18

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

9.721.598	1,11	1,11

1

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2012 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	(X) Executive Officers	( ) Main Shareholders		( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			155.687		0,02		0,02

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

		Concórdia	Sell	21/8/2012	100	32,24	3.224,00
Share

Common

		Concórdia	Sell	22/8/2012	100	32,50	3.250,00
Share

Common

		Concórdia	Sell

23/8/2012

					100	32,80	3.280,00
Share

Common

		Concórdia	Sell

23/8/2012

					100	33,00	3.300,00
Share

Common

		Concórdia	Sell

23/8/2012

					100	33,20	3.320,00
Share

Common

		Concórdia	Sell

28/8/2012

					100	33,50	3.350,00
Share

Common

		Santander	Sell	21/08/2012	20	32,20	644,00
Share

Common

		Santander	Sell	21/082012	600	32,18	19.308,00

Closing Balance

Security/ Derivative	Characteristic of Security		Number		% interest
					Same kind		Total
Share

Common

			154.467		0,02		0,02

2

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2012 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	(X) Main Shareholders	( ) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

226.164.026	25,92	25,92

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
Share

Common

BTG	Sell	14/08/2012	210.800	29,47	6.211.450,00
Share

Common

Liquidez	Sell	14/08/2012	16.900	29,50	498.604,00
Share

Common

Gradual	Sell	15/08/2012	131.000	29,75	3.896.806,00
Share

Common

Itaú	Sell	24/08/2012	50.000	33,15	1.657.502,00
Share

Common

Gradual	Sell	24/08/2012	43.000	33,21	1.427.932,00
Share

Common

Bradesco	Sell	27/08/2012	30.000	33,12	993.720,00
Share

Common

Liquidez	Sell	27/08/2012	63.000	33,12	2.086.703,00
Share

Common

Concórdia	Sell	28/08/2012	40.000	33,76	1.350.400,00
Share

Common

CGD	Sell	28/08/2012	20.000	33,76	675.194,00
Share

Common

Votorantim	Sell	29/08/2012	40.000	33,00	1.320.000,00
Share

Common

HSBC	Sell	30/08/2012	60.000	32,20	1.931.700,00
Share

Common

Gradual	Sell	31/08/2012	60.000	32,53	1.951.600,00
Share

Common

Bradesco	Sell	29/08/2012	4000	33,20	132.800
Share

Common

Bradesco	Sell	29/08/2012	7000	33,25	232.750
Share

Common

Bradesco	Sell	29/08/2012	3500	33,28	116.480
Share

Common

Bradesco	Sell	29/08/2012	100	33,24	3.324
Share

Common

Bradesco	Sell	29/08/2012	200	33,30	6.660

Closing Balance

Security/ Derivative	Characteristic of ,Security	Number	% interest
Same kind	29/08/2012
Share

Common

225.384.536	25,83	25,83

3

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On September 2012 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows,

Company Name: BRF - Brasil Foods S.A.
Management and Related Person	( ) Board of Directors	( ) Fiscal Council	( ) Executive Officers	( ) Main Shareholders	( X) Technical and Consultant Agencies

Opening Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

13,484	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
-

-

-	-	-	-	-	-

Closing Balance

Security/ Derivative	Characteristic of Security	Number	% interest
Same kind	Total
Share

Common

13,484	0.00	0.00

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   September 14, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director